Filed by Sierra Income Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Medley Capital Corporation

Commission File No. 814-00818

THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT MCC - Q3 2018 Medley Capital Corp Earnings Call EVENT DATE/TIME: AUGUST 10, 2018 / 2:00PM GMT

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AUGUST 10, 2018 / 2:00PM, MCC - Q3 2018 Medley Capital Corp Earnings Call

CORPORATE PARTICIPANTS

Brook Taube Medley Capital Corporation - Chairman, President & CEO

Richard T. Allorto Medley Capital Corporation - CFO and Secretary

CONFERENCE CALL PARTICI PANTS

Kyle M. Joseph Jefferies LLC, Research Division - Equity Analyst

PRESENTATION

Operator

Welcome, and thank you for joining the Medley Capital Corporation's Fiscal Third Quarter 2018 Conference Call. The company would like to remind everyone that today's call is being recorded. Please note that this call is a property of Medley Capital Corporation and that any unauthorized broadcast of this call in any form of -- is strictly prohibited. Audio replay of the call will be available by using the telephone numbers and pin provided in the company's earnings press release. (Operator Instructions)

Participating on today's call from Medley Capital Corporation are Brook Taube, CEO; Rick Allorto, CFO; Dean Crowe, Head of Investing; and Sam Anderson, Head of Capital Market.

Before we begin, the company would like to call your attention to the customary safe harbor disclosure in the company's press release regarding forward-looking statements information. Today's conference call may also include forward-looking statements and projections, which are subject to risk and uncertainties. Any statement other than a statement of historical fact may constitute a forward-looking statement. Please note that the company's actual result could differ materially from those expressed by any forward-looking statements for any reason such as those disclosed in the company's most recent filings with the SEC. The company does not undertake to update their forward-looking statements unless required by law to obtain the company's latest SEC filings and press release, please visit the company's website at www.medleycapitalcorp.com.

In addition, the company's fiscal third quarter 2018 investor presentation is available in Investor Relations section and the Events/Investor presentation section of the company's website.

I would now like to turn the call over to Mr. Brook Taube.

Brook Taube - Medley Capital Corporation - Chairman, President & CEO

Thank you, operator, and welcome, everybody, to MCC's quarterly earnings call. Last night, we announced an important strategic transaction involving MCC. I will talk specifically about that in the prepared remarks. But first I would like to do a quick review of the quarterly results for MCC.

This morning we reported net asset value of $6.43. The Board of Directors approved a dividend of $0.10 per share and that's for the quarter ended June 30. The dividend will be payable on September 20 to shareholders of record on September 5.

The dividend was held constant at $0.10 for the quarter, and I'd just like to point out that the payment in excess of NII this quarter contributed to over 1% of the decline in the NAV. As we complete the repositioning of the portfolio throughout 2018 and look into 2019, we have targeted a dividend that has the potential to be covered by NII over time. On the investing front during the quarter, we invested approximately $30 million, of which $13 million went towards new loans in our SBIC portfolio and the remainder was to support existing portfolio companies.

Importantly, nonaccruals declined during the quarter from $82.5 million to $63.2 million, over 23% decline quarter-over-quarter, and the legacy assets now comprise 10.9%, that's down from 20% at the 3/31 quarter end. I will point out that of this 10.9% that we've referred to as the legacy portfolio, 4.8% of that consists of assets that are internally rated 1, 2 or 3, so just under half, and the remaining 6.1% are rated a 4 or 5 on a internal scale. The positions that are rated 4 or 5 are currently marked at approximately 29% of par at the 6/30 quarter end.

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AUGUST 10, 2018 / 2:00PM, MCC - Q3 2018 Medley Capital Corp Earnings Call

We do continue to reposition the portfolio with the priority on stabilizing and generating liquidity on these legacy assets. It does include liquidity from asset sales where they're available and otherwise repositioning certain of these for long-term success. The team remains hard at work on each and every asset that we intend to complete to repositioning by the end of this calendar year 2018.

Before I get to comments about the strategic transaction, I'd like to turn the call to Rick to briefly review the financial results.

Richard T. Allorto - Medley Capital Corporation - CFO and Secretary

Thank you, Brook. For the 3 months ended June 30, the company reported net investment income of $0.9 million or $0.02 per share and net loss of $26.7 million or $0.49 per share. The net asset value per share was $6.43 at June 30, compared to $7.02 at March 31.

Net investment income per share was $0.02, which included a onetime write-off of interest receivable, excluding the write-off net investment income was $0.04. For the quarter, total investment income was $13.9 million and was comprised of $11.2 million of interest income, $0.8 million of fee income and $1.9 million of dividend income.

For the quarter, total operating expenses were $13 million consisting of $3.5 million in base management fees, $6.8 million in interest and financing expenses and $2.7 million in professional fees, administrator and general and administrative expenses.

As of June 30, the company's total debt outstanding equaled $436.6 million including $1.5 million outstanding on the revolving credit facility, $285.1 million in notes payable and $150 million of SBA debentures. The company's debt-to-equity ratio excluding SBIC debt was 0.79x at June 30.

That concludes my financial review. I'll now turn the call back over to Brook.

Brook Taube - Medley Capital Corporation - Chairman, President & CEO

Thanks, Rick. And for those of you who joined the 9 a.m. merger overview call this morning, some of this information may be redundant. Last night, we announced that MCC had entered into a definitive agreement to merge with and into Sierra Income Corporation and that's part of a business combination that will also include Sierra's acquisition of Medley's asset management business, MDLY. The transaction is subject to approval by Sierra, MCC and MDLY shareholders, regulators and certain other customary closing conditions.

We do hope and expect that this will close by the end of 2019 or early -- excuse me, at the end of 2018 or early in 2019. As consideration in the merger MCC's shareholders will receive $0.805 shares of Sierra and the combined entity will be known as Sierra Income Corporation. Sierra is expected to be the second-largest internally managed and seventh-largest publicly traded BDC in the market. This is an exciting and transformative opportunity for MCC as well as the overall shareholders on SIC and MDLY.

The combined company will have over $5 billion of assets under management and that will include the $2 billion of internally managed assets on balance sheet. These numbers are based upon reported financial information for Sierra, MCC and MDLY as of the June 30 quarter end, and given effect for the pro forma. We are excited about the combination and we believe they bring potential that bring meaningful benefits to all the stakeholders. And I'll comment at a high level. First, we do expect increased liquidity for shareholders of Sierra. Sierra is public and not traded at the moment but with the consummation of this transaction, Sierra will be listed so there will be traded shares for Sierra. MCC shareholders will have a larger, more liquid share, we believe as well as MDLY. This does increase the scale of the business and the public listing will again occur simultaneous with the close of the transaction on the New York Stock Exchange.

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AUGUST 10, 2018 / 2:00PM, MCC - Q3 2018 Medley Capital Corp Earnings Call

Second, we believe the combination will be accretive to the earnings of both Sierra and MCC. This comes from certain operational efficiencies and reduction in duplicative costs. There will be more detail on this in the proxies that we expect to file within this -- few weeks.

Third, we expect the combination of the businesses will strengthen the balance sheet meaningfully and result in improved portfolio diversification versus the current MCC portfolio. This larger and more diversified balance sheet may also enable broader access to the capital markets and give us the potential over time to lower borrowing costs.

As part of the transaction, Sierra will operate Medley's existing asset management business as a wholly owned subsidiary that is the contemplation and we expect that, that will continue to grow and then has the ability to drive growth in NII and NAV of the combined entity over time. Our expectation is that the combination of the scale, portfolio diversification and growth of the asset management business will enable Sierra to trade in line with its internally managed BDC peers.

Again, we are excited about bringing together these three complementary businesses. This will create the second-largest internally managed BDC and the seventh-largest BDC in the market today. We appreciate the continued support, and we can now open the call for questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) And our first question comes from Kyle Joseph from Jefferies.

Kyle M. Joseph - Jefferies LLC, Research Division - Equity Analyst

Just want to link about or get a sense for how you guys are thinking about the businesses. Are you're going to sort of continue running MCC as an independent company up until the transaction closes or are you trying to get ahead of it and potentially think about the combined portfolio overall?

Brook Taube - Medley Capital Corporation - Chairman, President & CEO

That's a good question, Kyle. We run these businesses independently and as from -- thinking about portfolio management, risk management, balance sheet management, et cetera, but we also do think about holistically how the business is run. The MCC portfolio has been migrating and all of the origination from 2015 and beyond we've consistently said has been focused on larger borrowers, floating-rate assets, sponsor-backed. That had been a prior focus of SIC. So those portfolios and strategies and approach have continued to converge. I think it is fair to say that we're going to continue to look at these independently because we have to. We are -- again, we're required to get approval from the SEC. We're required to get shareholder approval, so we do expect given how transformative and beneficial we believe this is -- that this is likely but it's not certain. So we will operate them independently but it's a very fair question. We're going to have our eye on how they will look combined on a parallel path over the next several months.

Kyle M. Joseph - Jefferies LLC, Research Division - Equity Analyst

Got it. And then one last one for me. Assuming the merger closes, have you guys -- you can tell me to wait for the proxies, that's the right answer. But just thoughts on the run rate dividend of the combined entities?

Brook Taube - Medley Capital Corporation - Chairman, President & CEO

Let me answer the first by saying as -- while we're still on the deal call. The dividends are going to stay in place as planned during the next several months. There's no plan to change the dividend policy. As it relates to the combined entity, we obviously will continue to expect to pay a dividend, that policy is likely to be reviewed by the board as it comes together in anticipation of the combined entity. So it will be premature for me to tell you what the board is going to -- how the board is going to view the combined entity. But we will intend to pay a dividend that we think we can meet or exceed with NII over time and that's the plan that we've used historically.

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AUGUST 10, 2018 / 2:00PM, MCC - Q3 2018 Medley Capital Corp Earnings Call

Operator

(Operator Instructions) And I'm showing no further questions at this time. I would now like to turn the call back to Mr. Brook Taube, CEO, for any further remarks.

Brook Taube - Medley Capital Corporation - Chairman, President & CEO

Thank you, operator, and we appreciate the continued support. As I mentioned at the offset, this is an exciting and transformative opportunity for the 3 entities. For MCC this is a significant step in the right direction in terms of portfolio diversification and scale. The pro forma combined earnings of the entity will be substantially accretive versus MCC's current earnings. We think the benefit of the larger scale positioning in the market is a terrific upside. We look forward to talking to you in the next quarter and wish everybody the best. Thank you very much for the continued support.

Operator

Ladies and gentlemen, thank you for your participation in today's conference. This concludes today's program. You may all disconnect. Everyone, have a great day.

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No Offer or Solicitation

The information in this communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information and Where to Find It

In connection with the proposed transactions, Sierra intends to file with the Securities and Exchange Commission (the “SEC”) and mail to its stockholders a Registration Statement on Form N-14 that will include a proxy statement and that also will constitute a prospectus of Sierra, and MCC and Medley intend to file with the SEC and mail to their respective stockholders a proxy statement on Schedule 14A (collectively, the “Joint Proxy Statement/Prospectus”). The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of Sierra, MCC, and Medley, respectively. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SIERRA, MCC, AND MEDLEY, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. When available, investors and security holders will be able to obtain the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Sierra, MCC, and Medley, free of charge, from the SEC’s web site at www.sec.gov and from Sierra’s website (www.sierraincomecorp.com), MCC’s website (www.medleycapitalcorp.com), or Medley’s website (www.mdly.com). Investors and security holders may also obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC from Sierra, MCC, or Medley by contacting Sam Anderson, Medley’s Investor Relations contact, at 212-759-0777.

Participants in the Potential Solicitation

Sierra, MCC, and Medley and their respective directors, executive officers, other members of their management, employees and other persons may be deemed to be participants in the anticipated solicitation of proxies in connection with the proposed transactions. Information regarding Sierra’s directors and executive officers is available in its definitive proxy statement for its 2018 annual meeting of stockholders filed with the SEC on March 14, 2018 (the “Sierra 2018 Proxy Statement”). Information regarding MCC’s directors and executive officers is available in its definitive proxy statement for its 2018 annual meeting of stockholders filed with the SEC on December 21, 2017 (the “MCC 2018 Proxy Statement”). Information regarding Medley’s directors and executive officers is available in its annual report for the year ended December 31, 2017 on Form 10-K filed with the SEC on March 29, 2018 (the “Medley 2017 10-K”). To the extent holdings of securities by such directors or executive officers have changed since the amounts disclosed in the Sierra 2018 Proxy Statement, the MCC 2018 Proxy Statement, and the Medley 2017 Form 10-K, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed by such directors or executive officers, as the case may be, with the SEC. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when such documents become available and in other relevant materials to be filed with the SEC. These documents may be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transactions. Such forwardlooking statements reflect current views with respect to future events and financial performance, and each of Sierra, MCC and Medley may make related oral forward-looking statements on or following the date hereof. Statements that include the words “should,” “would,” “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “seek,” “will,” and similar statements of a future or forward-looking nature identify forward-looking statements in this material or similar oral statements for purposes of the U.S. federal securities laws or otherwise. Because forward-looking statements, such as the date that the parties expect the proposed transactions to be completed and the expectation that the proposed transactions will provide improved liquidity for Sierra, MCC, and Medley stockholders and will be accretive to net investment income for both Sierra and MCC, include risks and uncertainties, actual results may differ materially from those expressed or implied and include, but are not limited to, those discussed in each of Sierra’s, MCC’s and Medley’s filings with the SEC, and (i) the satisfaction or waiver of closing conditions relating to the proposed transactions described herein, including, but not limited to, the requisite approvals of the stockholders of each of Sierra, MCC, and Medley; Sierra successfully taking all actions reasonably required with respect to certain outstanding indebtedness of MCC and Medley to prevent any material adverse effect relating thereto; certain required approvals of the SEC and the Small Business Administration, the necessary consents of certain third-party advisory clients of Medley; and any applicable waiting period (and any extension thereof) applicable to the transactions under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired or been terminated, (ii) the parties’ ability to successfully consummate the proposed transactions, and the timing thereof, and (iii) the possibility that competing offers or acquisition proposals related to the proposed transactions will be made and, if made, could be successful. Additional risks and uncertainties specific to Sierra, MCC and Medley include, but are not limited to, (i) the costs and expenses that Sierra, MCC and Medley have, and may incur, in connection with the proposed transactions (whether or not they are consummated), (ii) the impact that any litigation relating to the proposed transactions may have on any of Sierra, MCC and Medley, (iii) that projections with respect to dividends may prove to be incorrect, (iv) Sierra’s ability to invest our portfolio of cash in a timely manner following the closing of the proposed transactions, (v) the market performance of the combined portfolio, (vi) the ability of portfolio companies to pay interest and principal in the future; (vii) the ability of Medley to grow its fee earning assets under management; (viii) whether Sierra, as the surviving company, will trade with more volume and perform better than MCC and Medley prior to the proposed transactions; and (ix) negative effects of entering into the proposed transactions on the trading volume and market price of the MCC’s or Medley’s common stock.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that will be included in the Joint Proxy Statement/Prospectus relating to the proposed transactions, and in the “Risk Factors” sections of each of Sierra’s, MCC’s and Medley’s most recent Annual Report on Form 10-K and most recent Quarterly Report on Form 10-Q. The forward- looking statements in this press release represent Sierra’s, MCC’s and Medley’s views as of the date of hereof. Sierra, MCC and Medley anticipate that subsequent events and developments will cause their views to change. However, while they may elect to update these forward-looking statements at some point in the future, none of Sierra, MCC or Medley have the current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing Sierra’s, MCC’s or Medley’s views as of any date subsequent to the date of this material.